UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported)   **February 27, 2004**

MYERS INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

Ohio	**1-8524**	**34-0778636**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1293 South Main Street, Akron, OH	**44301**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's Telephone Number, including area code   **(330) 253-5592**

(Former name or former address, if changed since last report)

Item 5. **Other Events and Regulation FD Disclosure**

On February 27, 2004, the Registrant issued a press release announcing that it had closed on a five-year $225 million senior unsecured revolving credit facility. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 7. **Financial Statements and Exhibits**
   (c)   Exhibits
        99.1   Press release of Company dated February 27, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Myers Industries, Inc
(Registrant)

DATE **February 27, 2004**   By: **/s/ Kevin C. O'Neil**
                                Kevin C. O'Neil
                                General Counsel and
                                Assistant Secretary